Exhibit 99.18

Consent of WSP Canada Inc.

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2025 (collectively, the “Annual Report”), WSP Canada Inc. (“WSP”) hereby consents to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective November 18, 2024, entitled “Technical Report – Musselwhite Mine, Ontario, Canada” (the “Technical Report”), or portions thereof that WSP prepared, supervised the preparation of, or reviewed and approved, including, without limitation, the information previously prepared, supervised, or reviewed and approved by its former employee; and (ii) the use of and references to its name.

WSP also consents to the use of its name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-290267) on Form F-10, Registration Statement on Form S-8 (File No. 333-272171) and Registration Statement on Form S-8 (File No. 333-290273), in each case as amended.

WSP is the former employer of Paul Gauthier, who is named as an author of the Technical Report. WSP employed Paul Gauthier at the date of the signing of the Technical Report.

WSP CANADA INC.

/s/ Maegan Ayotte
Maegan Ayotte

Dated: March 19, 2026